Date            6 June 2000
Number          50/00

BHP FILES SUBSTANTIAL HOLDER NOTICE

The Broken Hill Proprietary Company Limited (BHP) today announced it has filed an initial substantial holder notice with the Australian Stock Exchange indicating that it has acquired a 12.216 per cent shareholding in Email Limited.

Email Limited is an Australian-based appliance manufacturer and metals distribution company. BHP has acquired a total of 33.2 million Email shares, at an average price of $3.30 per share, for a total investment of approximately A$110 million.

BHP said it was likely the investment in Email would be held through OneSteel Limited, BHP's steel long products business scheduled to be spun-out later this year. A final decision on how the investment is to be held has not been made.

OneSteel Managing Director and Chief Executive Officer Bob Every said: "The acquisition of a shareholding in Email Limited is an attractive opportunity during a period of adjustment in the Australian steel and metals distribution markets."


Contact:

MEDIA RELATIONS:                                INVESTOR RELATIONS:
Mandy Frostick                                  Andrew Nairn
Manager Media Relations                         Senior Business Analyst
Ph:     +61 3 9609 4157                         Ph:     +61 3 9609 3952
Mob:    +61 419 546 245                         Mob:    +61 408 313 259



Candy Ramsey BHP Investor Relations Houston
Tel:    (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au